Exhibit 99.1
GRAVITY Co., Ltd.
Non-Consolidated Financial Statements
December 31, 2009 and 2008

GRAVITY Co., Ltd.
Index
December 31, 2009 and 2008

Page(s)

Report of Independent Auditors	1 – 2

Non-Consolidated Financial Statements

Statements of Financial Positions	3 – 4

Statements of Income	5

Statements of Appropriations of Retained Earnings	6

Statements of Changes in Shareholders’ Equity	7

Statements of Cash Flows	8 – 9

Notes to Non-Consolidated Financial Statements	10 – 37

Report of Independent Auditors
To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.
We have audited the accompanying non-consolidated statements of financial positions of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. as of December 31, 2009 and 2008, and the results of its operations, the changes in its retained earnings, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Samil PricewaterhouseCoopers
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in retained earnings, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 19, 2010
This report is effective as of March 19, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd.
Statements of Financial Position
December 31, 2009 and 2008

(in thousands of Korean won)	2009		2008

Assets
Current assets
Cash and cash equivalents (Notes 3 and 16)	~~W~~	47,667,921	~~W~~	47,877,966
Short-term financial instruments (Note 3)		11,500,000		4,000,000
Short-term available-for-sale securities (Note 5)		4,973,185		—
Trade accounts receivable, net (Notes 16 and 24)		6,327,483		6,148,368
Other accounts receivable, net (Note 16)		162,358		487,294
Advances payments (Note 14)		1,034,496		1,587,956
Prepaid income taxes		1,227,228		1,296,107
Other current assets (Notes 4)		1,629,563		1,082,156

Total current assets		74,522,234		62,479,847
Equity method investments (Note 6)		9,409,490		9,454,346
Available-for-sale securities (Note 5)		1,518,526		6,074,336
Long-term loans receivable, net (Notes 6, 7, 16 and 24)		20,555		988,001
Guarantee deposits (Note 10)		1,183,983		1,176,550
Property and equipment, net (Notes 8 and 9)		1,453,968		2,778,127
Intangible assets, net (Note 11)		11,831,295		12,510,310
Other non-current assets		1,026,706		1,004,714

Total assets	~~W~~	100,966,757	~~W~~	96,466,231

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 16)	~~W~~	2,972,889	~~W~~	3,064,182
Deferred income (Notes 12 and 23)		3,037,021		2,724,061
Withholdings		153,308		146,756
Advances received		1,885,837		68,747
Income tax payable (Note 15)		288,651		362,989

Total current liabilities		8,337,706		6,366,735
Long-term deferred income (Note 24)		9,679,062		9,900,522
Asset retirement obligation (Note 8)		99,000		99,000
Leasehold deposit received (Note 24)		64,090		50,518

Total liabilities		18,179,858		16,416,775

Commitments and contingencies (Note 14)

GRAVITY Co., Ltd.
Statements of Financial Position
December 31, 2009 and 2008

(in thousands of Korean won)	2009		2008

Shareholders’ equity
Capital stock (Notes 1 and 17)
Common stock		3,474,450		3,474,450
Capital surplus
Paid in capital in excess of par value (Note 17)		73,255,073		73,255,073
Other capital surplus (Note 18)		1,679,930		1,198,324
Capital adjustments
Stock options (Note 18)		445,206		893,302
Accumulated other comprehensive income and expenses (Note 21)
Unrealized loss on available-for-sale securities		(1,120)		(1,120)
Net accumulated comprehensive income of equity method investees (Note 6)		2,052,968		2,385,162
Net accumulated comprehensive expense of equity method investees (Note 6)		(46,370)		—
Retained earnings (Accumulated deficit)
Unappropriated retained earnings
(Undisposed accumulated deficit)		1,926,762		(1,155,735)

Total shareholders’ equity		82,786,899		80,049,456

Total liabilities and shareholders’ equity	~~W~~	100,966,757	~~W~~	96,466,231

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Income
Years Ended December 31, 2009 and 2008

(in thousands of Korean won)	2009		2008

Revenues (Notes 14 and 24)	~~W~~	43,945,590	~~W~~	41,982,912

Cost of sales (Note 24)		13,775,721		15,943,744

Gross profit		30,169,869		26,039,168

Selling and administrative expenses (Notes 19 and 24)		18,399,549		18,647,985

Operating income		11,770,320		7,391,183

Non-operating income
Interest income (Note 24)		2,272,866		2,641,999
Gain on foreign exchange transactions		1,786,137		3,929,581
Gain on foreign exchange translation (Note 16)		82,328		453,241
Gain on valuation of equity method investments (Note 6)		1,635,795		1,168,261
Other income		150,200		169,422

		5,927,326		8,362,504

Non-operating expenses
Loss on foreign exchange transactions		1,455,376		417,354
Loss on foreign exchange translation (Note 16)		660,694		473,369
Loss on valuation of equity method investments (Note 6)		1,978,966		7,944,124
Loss on impairment of available-for-sale securities (Note 5)		4,784,890		657,364
Loss on disposal of property and equipment		6,724		55,852
Loss on valuation of available-for-sale securities		26,815		—
Loss on impairment of intangible assets (Note 11)		39,013		1,807,484
Settlement cost of litigation (Note 14)		1,648,615		—
Other losses		26,934		3,880

		10,628,027		11,359,427

Income before income taxes		7,069,619		4,394,260
Income tax expenses (Note 15)		3,987,122		3,473,320

Net income	~~W~~	3,082,497	~~W~~	920,940

Basic earnings per share (Note 22)	~~W~~	444	~~W~~	133
The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Appropriations of Retained Earnings
Years Ended December 31, 2009 and 2008
(Date of appropriations: March 26, 2010 and March 31, 2009, for the years ended December 31, 2009 and 2008, respectively)

(in thousands of Korean won)	2009		2008

Retained earnings before appropriations (Accumulated deficit before disposition)
Undisposed accumulated deficit carried over from prior year	~~W~~	(1,155,735)	~~W~~	(2,076,675)
Net income		3,082,497		920,940

		1,926,762		(1,155,735)
Appropriations of retained earnings		—		—

Unappropriated retained earnings (Undisposed accumulated deficit) carried forward to subsequent year	~~W~~	1,926,762	~~W~~	(1,155,735)

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2009 and 2008

							Accumulated
							Other		Retained
							comprehensive		Earnings
	Capital		Capital		Capital		Income and		(Accumulated
(in thousands of Korean won)	Stock		Surplus		Adjustment		expense		Deficit)		Total

Balances as of January 1, 2008	~~W~~	3,474,450	~~W~~	73,851,580	~~W~~	1,597,605	~~W~~	(53,591)	~~W~~	(2,076,675)	~~W~~	76,793,369
Net income		—		—		—		—		920,940		920,940

Stock-based compensation expenses (Note 18)		—		—		(102,486)		—		—		(102,486)
Reclassification of expired stock options (Note 18)		—		601,817		(601,817)		—		—		—
Changes in equity method investees with net accumulated comprehensive income (Note 6)		—		—		—		2,179,189		—		2,179,189
Changes in equity method investees with net accumulated comprehensive expense (Note 6)		—		—		—		258,444		—		258,444

Balances as of December 31, 2008	~~W~~	3,474,450	~~W~~	74,453,397	~~W~~	893,302	~~W~~	2,384,042	~~W~~	(1,155,735)	~~W~~	80,049,456

Balances as of January 1, 2009	~~W~~	3,474,450	~~W~~	74,453,397	~~W~~	893,302	~~W~~	2,384,042	~~W~~	(1,155,735)	~~W~~	80,049,456
Net income		—		—		—		—		3,082,497		3,082,497

Stock-based compensation expenses (Note 18)		—		—		33,510		—		—		33,510
Reclassification of expired stock options (Note 18)		—		481,606		(481,606)		—		—		—
Changes in equity method investees with net accumulated comprehensive income (Note 6)		—		—		—		(332,194)		—		(332,194)
Changes in equity method investees with net accumulated comprehensive expense (Note 6)		—		—		—		(46,370)		—		(46,370)

Balances as of December 31, 2009	~~W~~	3,474,450	~~W~~	74,935,003	~~W~~	445,206	~~W~~	2,005,478	~~W~~	1,926,762	~~W~~	82,786,899

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

(in thousands of Korean won)	2009		2008

Cash flows from operating activities
Net income	~~W~~	3,082,497	~~W~~	920,940

Adjustments to reconcile net income to net cash provided by operating activities
Provision for severance benefits		—		125,725
Depreciation		1,533,173		2,267,624
Amortization of intangible assets		3,606,575		3,761,907
Loss on foreign exchange translation		231,174		309,129
Loss on valuation of equity method investments		1,978,966		7,944,124
Loss on valuation of short-term available-for-sale securities		26,815		—
Loss on impairment of available-for-sale securities		4,784,890		657,364
Bad debts expense		359,150		110,305
Loss on disposal of property and equipment		6,724		55,852
Loss on impairment of intangible assets		39,013		1,807,484
Stock-based compensation expense		33,510		—
Gain on foreign exchange translation		(82,328)		(395,601)
Gain on valuation of equity method investments		(1,635,795)		(1,168,261)
Reversal of allowance for doubtful accounts		(62,875)		—
Gain on disposal of property and equipment		(3,663)		(13,252)
Reversal of stock-based compensation expense		—		(102,485)

Changes in operating assets and liabilities
Increase in trade accounts receivable		(839,651)		(2,177,124)
Decrease in other accounts receivable		338,537		260,271
Decrease(increase) in advance payments		467,018		(607,014)
Decrease in short-term prepaid expenses		206,791		77,676
Decrease(increase) in prepaid income taxes		(106,367)		34,454
Decrease in tax refund receivable		71,338		85,246
Increase in long-term prepaid expenses		(157,730)		(82,335)
Decrease in accounts payable		(710,911)		(1,604,645)
Increase in advance received		1,817,090		37,575
Increase(decrease) in withholdings		6,552		(74,320)
Increase in leasehold deposits received		13,572		9,598
Decrease in deferred revenue		(1,248,687)		(1,980,364)
Increase(decrease) in income tax payables		(74,338)		129,600
Increase in long-term deferred revenue		2,427,047		1,322,854
Payments of severance benefits		—		(350,499)
Decrease(increase) in other current assets		(143,085)		7,710

Net cash provided by operating activities		15,965,002		11,369,538

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

(in thousands of Korean won)	2009		2008

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		—		2,539,121
Collection of short-term loans receivables		54,530		63,333
Collection of long-term loans receivable		—		1,459,522
Proceeds from disposal of property and equipment		21,241		65,485
Decrease in guarantee deposits		2,672		1,766,315
Increase in short-term financial instruments		(7,500,000)		—
Acquisition of short-term available-for-sale securities		(5,000,000)		—
Payment for short-term loans receivable		(360,857)		—
Acquisition of equity method investments		—		(1,981,017)
Acquisition of available-for-sale securities		(229,081)		(6,054,016)
Increase in long-term loans receivable		(40,000)		(345,001)
Acquisition of property and equipment		(233,317)		(907,527)
Acquisition of intangible assets		(2,880,130)		(5,301,109)
Payment for guarantee deposits		(10,105)		(588,313)
Increase in other non-current assets		—		(90)

Net cash used in investing activities		(16,175,047)		(9,283,297)

Cash flows from financing activities
Net cash provided by financing activities		—		—

Net increase in cash and cash equivalents		(210,045)		2,086,241

Cash and cash equivalents (Note 23)
Beginning of the year		47,877,966		45,791,725

End of the year	~~W~~	47,667,921	~~W~~	47,877,966

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
1.	The Company
GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massive multi-player online role-playing game, was commercially launched in August 2002.
The Company has eight subsidiaries. One is NeoCyon for mobile service business operating in the Republic of Korea, while others, including Gravity Interactive, Inc., operate in other countries.
On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depository Shares.
As of December 31, 2009, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2009, are as follows:

		Percentage of
	Number of shares	ownership (%)

GungHo Online Entertainment, Inc.	4,121,739	59.31
Moon Capital Management LP	397,314	5.72
Others	2,429,847	34.97

	6,948,900	100.00

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008.
2.	Summary of Significant Accounting Policies
Basis of Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.
The following is a summary of significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements. These policies have been consistently applied to all the years presented.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Revenue Recognition
Prepaid online game subscriptions are recognized as revenue upon their actual usage.
The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees. Revenue from mobile and other sales is recognized when goods are transferred or service is provided completely.
Interest income is recognized using the effective interest method. Dividend income is recognized when the rights to receive such dividends and amounts thereof are determined.
Government Grants
Government grants received, which are to be repaid, are recorded as liability, while grants without obligation to be repaid are offset against cost of assets purchased with such grants. Grants received for a specific purpose are offset against the specific expense for which it was granted, and other grants are recorded as a gain for the period.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.
Inventories
The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the weighted average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. If, however, the circumstances which caused the valuation loss cease to exist, the valuation loss is reversed up to the original carrying amount before valuation. The aforementioned reversal is deducted from cost of sales.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Investments in Securities
Costs of securities are determined using the moving-weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.
Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available- for-sale securities, are carried at cost when the fair values are not readily determinable.
Gains and losses related to trading securities are recognized in the income statement, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the income statement.
Equity Method Investments
Company reflects any changes in the book value of its equity-method investments after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.
Property and Equipment, and Related Depreciation
Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.
Property and equipment are stated net of accumulated depreciation calculated based on the straight-line method and following estimated useful lives:

Estimated Useful Lives

Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	4 years
Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.
Operating Leases
An operating lease is a lease that does not transfer substantially all the risks and rewards incidental to ownership of an asset. The annual minimum lease payments, less guaranteed residual value, are charged to expense on a regular basis over the lease term.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Intangible Assets
Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use.
Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the asset.

Estimated Useful Lives

Development costs	3 years
Software	3 years
Other intangible assets	3 years
Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over three years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic review of their recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off from the accounts.
Impairment of Assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.
Derivatives
All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The related gains or losses are recognized under the income statement.
Current and Deferred Income Taxes
Income tax expenses include the current income taxes under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Defined Contribution Pension Plan
For defined contribution pension plan, the Company recognizes as expense the severance benefits provided for the period.
Provisions and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the non-consolidated financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Translation of Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the date of the statement of financial position, and the resulting translation gains and losses are recognized in current operations.
Share-based Payments
The Company accounts for stock options granted after December 31, 2006, in compliance with SKFAS No. 22, Share-Based Compensation.
For stock options granted to its employees and directors before 2007, the Company used the fair-value method in determining compensation costs which are accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity as capital adjustments.
In case of equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at balance sheet date and at settlement date. The change in fair value is recognized as an expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Approval of Non-Consolidated Financial Statements
The Company’s non-consolidated financial statements were approved by the Board of Directors on March 5, 2010.
3.	Cash and Cash Equivalents, and Short-Term Financial Instruments
Cash and cash equivalents, and short-term financial instruments as of December 31, 2009 and 2008, consist of following:

		Annual
		Interest
(in thousands of Korean won)	Bank	Rate (%)	2009		2008
Cash and cash equivalents
Deposits on demand	Kookmin Bank and others	0.10-2.65	~~W~~	2,039,807	~~W~~	67,276
Foreign currency	Kookmin Bank and others	0.024-0.066		6,169,387		3,974,429
Time deposits	Kookmin Bank and others	3.50-4.00		38,500,000		41,500,000
Money Market Deposit Account	Hana Bank and others	0.10-2.20		958,727		2,336,261

			~~W~~	47,667,921	~~W~~	47,877,966

Short-term financial instruments
Time deposits	Korea Exchange Bank and others	3.55-4.30	~~W~~	11,500,000	~~W~~	4,000,000

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
4.	Other Current Assets
Other current assets as of December 31, 2009 and 2008, consist of the following:

(in thousands of Korean won)	2009		2008

Accrued income (Note 24)	~~W~~	361,904	~~W~~	244,990
Tax refund receivable		287,960		359,297
Prepaid expenses (Note 24)		316,945		387,996
Short-term loans receivable (Note 6, 7, 16 and 24)		620,659		47,778
Inventories		42,095		42,095

	~~W~~	1,629,563	~~W~~	1,082,156

5.	Short-term and Long-term Available-For-Sale securities
Available-for-sale securities of the Company as of December 31, 2009 and 2008, consist of the following:

	2009
	Acquisition		Market Value or
(in thousands of Korean won)	Cost		Net Asset Value		Book Value

Short-term available-for-sale (ELS Fund)[1]	~~W~~	5,000,000	~~W~~	4,973,185	~~W~~	4,973,185
Long-term available-for-sale
Non-marketable available-for-sale[2]		8,397,461		1,439,805		1,498,206
Government bonds		21,440		20,320		20,320

Total	~~W~~	13,418,901	~~W~~	6,433,310	~~W~~	6,491,711

[1]	In 2009, the Company invested ~~W~~5,000,000 thousand in ELS fund and recorded this as short-term available-for-sale securities. Host contract and embedded derivative are closely related, therefore, the Company has not bifurcated the embedded derivatives and assessed the fair value of the instrument as a whole and recognized the difference of ~~W~~26,815 thousand between the acquisition cost of the ELS fund and its fair value as of December 31, 2009 as loss on valuation of available-for-sale securities under non-operating expenses.

[2]	The non-marketbale available-for-sale securities represent investment in Online Game Revolution Fund No.1, Limited liability partnership. The Company invested additional JPY 18,000,000 in current year, and as of December 31, 2009, the Company has invested total of JPY 910,000,000 in the partnership and holds 16.39% equity interest. However, the investment is accounted for under equity investment method as the Company has limited access to the partnership’s operation or decision process. Also, the Company assesses the redeemable return on the investment based on the performance of the actual games, which the partnership had invested in and commercialized. The difference between the investment’s book balance and the redeemable amount is reflected under current year’s income statement. The Company recognized impairment loss on available-for-sale securities amounting to ~~W~~4,784,890 thousand as of December 31, 2009 (2008: ~~W~~657,364 thousand) (Refer to note 14. Commitments).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

	2008
	Acquisition		Market Value or
(in thousands of Korean won)	Cost		Net Asset Value		Book Value

Non-marketable available-for-sale	~~W~~	8,168,380	~~W~~	8,578,402	~~W~~	6,054,016
Government bonds		21,440		20,320		20,320

Total	~~W~~	8,189,820	~~W~~	8,598,722	~~W~~	6,074,336

6.	Equity Method Investments
Equity method investments as of December 31, 2009 and 2008, consist of the following:

	Percentage	2009
(in thousands of Korean won)	of owner-	Acqusition		Net asset
Investees	ship (%)	cost		value		Book value

Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	1,170,589	~~W~~	1,167,746
Gravity Entertainment Corp.	100.00		1,763,994		521,159		521,159
Gravity EU SASU	100.00		2,194,760		(827,464)		—
Gravity Middle East & Africa FZ-LLC[1]	100.00		1,979,640		1,596,297		1,596,297
Gravity RUS Co., Ltd.	99.99		2,452,158		259,968		259,968
NeoCyon, Inc.	96.11		7,715,763		5,671,211		5,864,320

Total		~~W~~	20,743,099	~~W~~	8,391,760	~~W~~	9,409,490

	Percentage	2008
(in thousands of Korean won)	of owner-	Acqusition		Net asset
Investees	ship (%)	cost		value		Book value

Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	2,252,222	~~W~~	2,248,596
Gravity Entertainment Corp.	100.00		1,763,994		517,955		517,955
Gravity EU SASU	100.00		2,194,760		72,899		72,899
Gravity Middle East & Africa FZ-LLC[1]	100.00		1,979,640		1,734,879		1,734,879
Gravity RUS Co., Ltd.	99.99		2,452,158		585,046		585,046
NeoCyon, Inc.	96.11		7,715,763		3,791,290		4,294,971

Total		~~W~~	20,743,099	~~W~~	8,954,291	~~W~~	9,454,346

[1]	On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates, which is under liquidation as of December 31, 2009.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Details of changes in the differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee for the years ended December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	~~W~~	503,681	~~W~~	—	~~W~~	266,976	~~W~~	236,705

(in thousands of Korean won)	2008
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	~~W~~	2,168,927	~~W~~	—	~~W~~	1,665,246	~~W~~	503,681
Differences between cost of investment and underlying book value incurred in 2005 consist of intangible assets and goodwill. Amortization is computed using the straight-line method over three years for intangible assets and five years for goodwill, recorded as loss on valuation of equity method investments.
Details of the elimination of unrealized gain or loss arising from inter-company transactions with equity method investee are as follows:

(in thousands of Korean won)	2009		2008

Gravity Interactive, Inc.
Inventories	~~W~~	2,843	~~W~~	3,626
NeoCyon, Inc.
Software		43,596		—

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Changes in investments in subsidiaries accounted for using the equity method for the years ended December 31, 2009 and 2008, are as follows:

	2009
(in thousands of Korean won)			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain(Loss)		Equity		Ending

Gravity Interactive, Inc.	~~W~~	2,248,596	~~W~~	—	~~W~~	(1,005,622)	~~W~~	(75,228)	~~W~~	1,167,746
Gravity Entertainment Corp.		517,955		—		66,447		(63,243)		521,159
Gravity EU SASU[1]		72,899		—		(799,158)		49,380		—
Gravity Middle East & Africa FZ-LLC		1,734,879		—		(15,884)		(122,698)		1,596,297
Gravity RUS Co., Ltd.		585,046		—		(158,303)		(166,775)		259,968
NeoCyon, Inc.		4,294,971		—		1,569,349		—		5,864,320

Total	~~W~~	9,454,346	~~W~~	—	~~W~~	(343,171)	~~W~~	(378,564)	~~W~~	9,409,490

[1]	With respect to Gravity EU SASU, current year’s equity loss resulted in book value of the investment that was less than “0”. In 2009, out of the ~~W~~799,158 thousand equity loss from the investment, ~~W~~650,709 thousand was recorded as bad debt related to the short-term and long-term loan receivable due from Gravity EU SASU and ~~W~~26,171 thousand was recorded as bad debt related to accrued income. As of December 31, 2009, the amount of change in equity unrecognized due to discontinuance of applying equity method was ~~W~~150,584 thousand.

	2008
(in thousands of Korean won)			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain(Loss)		Equity		Ending

Gravity Interactive, Inc.	~~W~~	4,839,637	~~W~~	—	~~W~~	(3,752,497)	~~W~~	1,161,456	~~W~~	2,248,596
Gravity Entertainment Corp.		364,883		—		(88,373)		241,445		517,955
Gravity EU SASU		1,092,828		—		(1,207,916)		187,987		72,899
Gravity Middle East & Africa FZ-LLC		1,936,010		—		(754,148)		553,017		1,734,879
Gravity RUS Co., Ltd.[1]		451,490		1,981,017		(2,141,189)		293,728		585,046
NeoCyon, Inc.[1]		3,841,679		—		453,292		—		4,294,971

Total	~~W~~	12,526,527	~~W~~	1,981,017	~~W~~	(7,490,831)	~~W~~	2,437,633	~~W~~	9,454,346

[1]	Gravity CIS., Ltd was once a wholly-owned subsidiary of the Company but was later acquired by Gravity RUS Co., Ltd in 2007, another wholly-owned subsidiary of the Company. With respect to this arrangement, a gain on valuation of equity method investment of ~~W~~714,969 thousand was recorded representing reversal of the bad debts allowance previously due from Gravity CIS Co., Ltd. A related gain on valuation of equity method investment of ~~W~~388,124 thousand was recorded for NeoCyon, Inc. representing the reversal of loss on valuation of equity method for NeoCyon, Inc. The two aforementioned reversals totaling ~~W~~1,103,093 thousand was offset by the loss on valuation of equity method for Gravity RUS Co., Ltd., resulting from the allowance provided against the long-term loans receivable from Gravity CIS Co., Ltd.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Changes in accumulated other comprehensive income and expense from equity method investments are as follows:

(in thousands of Korean won)	2009
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	~~W~~	1,127,584	~~W~~	—	~~W~~	75,228	~~W~~	1,052,356
Gravity Entertainment Corp.		16,873		—		63,243		(46,370)
Gravity EU SASU		364,457		49,380		—		413,837
Gravity Middle East & Asia FZ-LLC		564,886		—		122,698		442,188
Gravity RUS Co., Ltd.		311,362		—		166,775		144,587

Total	~~W~~	2,385,162	~~W~~	49,380	~~W~~	427,944	~~W~~	2,006,598

(in thousands of Korean won)	2008
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	~~W~~	(33,872)	~~W~~	1,127,584	~~W~~	(33,872)	~~W~~	1,127,584
Gravity Entertainment Corp.		(224,572)		16,873		(224,572)		16,873
Gravity EU SASU		176,470		187,987		—		364,457
Gravity Middle East & Asia FZ-LLC		11,869		553,017		—		564,886
Gravity RUS Co., Ltd.		17,634		293,728		—		311,362

Total	~~W~~	(52,471)	~~W~~	2,179,189	~~W~~	(258,444)	~~W~~	2,385,162

The unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2009 and 2008, were used in the valuation of the said equity method investments. The Company believes that any difference between the audited and unaudited financial statements will not be material.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Summary of financial information of equity method investees follows:

(in thousands of Korean won)	2009
Investees	Assets		Liabilities		Revenue		Net income (loss)

Gravity Interactive, Inc.	~~W~~	2,267,170	~~W~~	1,096,581	~~W~~	5,799,850	~~W~~	(1,006,405)
Gravity Entertainment Corp.		1,006,879		485,720		68		66,447
Gravity EU SASU		478,078		1,305,542		646,127		(949,743)
Gravity Middle East & Asia FZ-LLC		1,609,808		13,511		—		(15,884)
Gravity RUS Co., Ltd.		260,104		110		—		(158,461)
NeoCyon, Inc.		8,547,774		2,647,023		9,958,974		1,956,010

(in thousands of Korean won)	2008
Investees	Assets		Liabilities		Revenue		Net income (loss)

Gravity Interactive, Inc.	~~W~~	3,089,185	~~W~~	836,963	~~W~~	3,619,532	~~W~~	(3,756,123)
Gravity Entertainment Corp.		1,178,536		660,581		254,613		(88,373)
Gravity EU SASU		796,599		723,700		469,509		(1,207,916)
Gravity Middle East & Asia FZ-LLC		1,737,069		2,190		—		(754,148)
Gravity RUS Co., Ltd.		585,105		—		—		(2,141,403)
NeoCyon, Inc.		6,988,109		3,043,368		10,118,964		1,800,452
7.	Short-Term and Long-Term Loans Receivable
Short-term and long-term loans receivable of the Company as of December 31, 2009 and 2008, consist of the following:

	Annual
(in thousands of Korean won)	Interest Rate (%)	2009		2008

Loans for employee housing	2.0-3.0	~~W~~	57,414	~~W~~	71,945
Loans to Gravity CIS Co., Ltd.	4.9		583,800		628,750
Loans to Gravity EU SASU, net of allowance of ~~W~~650,709 thousand in 2009	4.8		—		335,084

			641,214		1,035,779

Less : Short-term portion			(620,659)		(47,778)

Long-term loans receivable		~~W~~	20,555	~~W~~	988,001

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
8.	Property and Equipment
Changes in property and equipment as of December 31, 2009 and 2008, are as follows:

	2009
	Computer				Furniture		Leasehold
	and other				and		improve-
(in thousands of Korean won)	Equipment		Vehicles		fixtures		ments		Total

Beginning	~~W~~	1,987,854	~~W~~	—	~~W~~	227,446	~~W~~	562,826	~~W~~	2,778,126
Acquisition		194,672		—		22,195		16,450		233,317
Disposal and retirement		(21,413)		—		(2,889)		—		(24,302)
Depreciation		(1,157,597)		—		(190,455)		(185,121)		(1,533,173)

Ending	~~W~~	1,003,516	~~W~~	—	~~W~~	56,297	~~W~~	394,155	~~W~~	1,453,968

Acquisition cost	~~W~~	10,599,874	~~W~~	28,111	~~W~~	857,712	~~W~~	745,967	~~W~~	12,231,664
Accumulated depreciation		(9,596,358)		(28,111)		(801,415)		(351,812)		(10,777,696)

	2008
	Computer				Furniture		Leasehold
	and other				and		improve-
(in thousands of Korean won)	Equipment		Vehicles		fixtures		ments		Total

Beginning	~~W~~	3,758,567	~~W~~	63,951	~~W~~	412,931	~~W~~	10,858	~~W~~	4,246,307
Acquisition[1]		146,078		—		31,932		729,517		907,527
Disposal and retirement		(50,526)		(50,056)		(1,276)		(6,225)		(108,083)
Depreciation		(1,866,264)		(13,895)		(216,141)		(171,324)		(2,267,624)

Ending	~~W~~	1,987,855	~~W~~	—	~~W~~	227,446	~~W~~	562,826	~~W~~	2,778,127

Acquisition cost	~~W~~	10,848,947	~~W~~	28,111	~~W~~	891,536	~~W~~	729,517	~~W~~	12,498,111
Accumulated depreciation		(8,861,092)		(28,111)		(664,090)		(166,691)		(9,719,984)

[1]	In 2008, the Company recognized the estimated amount of ~~W~~99,000 thousand as an acquisition cost, which is to be used for restoration in relation to leasehold improvements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
9.	Insurance
Property and equipment covered by insurance policies as of December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)			Amount Insured
Properties	Insurance Company	Type of Insurance	2009		2008

Buildings	Meritz Fire & Marine Insurance Co., Ltd.	Fire insurance	~~W~~	9,015,636	~~W~~	—
Equipment, Furniture and fixtures	Meritz Fire & Marine Insurance Co., Ltd.	General insurance		2,215,300		—
All the vehicles not included in the table above are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. In addition, the Company carries directors and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.
10.	Operating Lease
The Company entered into a lease agreement with Korea Software Industry Promotion Agency and SH Corporation and has paid a guarantee deposit of ~~W~~1,171,283 thousand to Korea Software Industry Promotion Agency and ~~W~~10,105 thousand to SH Corporation as of December 31, 2009.
Future lease payments under operating lease as of December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009		2008

Less than one year	~~W~~	1,837,594	~~W~~	1,671,055
One year to three years		3,737,192		5,016,699

Total	~~W~~	5,574,786	~~W~~	6,687,754

The term of lease agreement with Korea Software Industry Promotion Agency is from January 1, 2008 to December 31, 2012. The term of lease agreement with SH Corporation is through year 2010.
Lease payments recognized in operations for the years ended December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009		2008

Rent	~~W~~	1,921,892	~~W~~	2,302,749

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
11.	Intangible Assets
Changes in intangible assets for the years ended December 31, 2009 and 2008, are as follows:

	2009
	Development
(in thousands of Korean won)	costs		Software		Others		Total

Beginning balance	~~W~~	10,894,359	~~W~~	1,356,668	~~W~~	259,283	~~W~~	12,510,310
Acquisition		2,746,261		133,869		86,443		2,966,573
Amortization		(2,594,963)		(904,485)		(107,127)		(3,606,575)
Impairment		(39,013)		—		—		(39,013)

Ending balance	~~W~~	11,006,644	~~W~~	586,052	~~W~~	238,599	~~W~~	11,831,295

Accumulated depreciation	~~W~~	(4,828,488)	~~W~~	(7,597,021)	~~W~~	(285,983)	~~W~~	(12,711,492)
Accumulated impairment		(3,211,735)		(113,333)		(25,954)		(3,351,022)

	2008
	Development
(in thousands of Korean won)	costs		Software		Others		Total

Beginning balance	~~W~~	10,545,367	~~W~~	1,682,535	~~W~~	82,866	~~W~~	12,310,768
Acquisition		4,748,524		743,491		276,917		5,768,932
Amortization		(2,594,963)		(1,069,358)		(97,585)		(3,761,906)
Impairment		(1,804,569)		—		(2,915)		(1,807,484)

Ending balance	~~W~~	10,894,359	~~W~~	1,356,668	~~W~~	259,283	~~W~~	12,510,310

Accumulated depreciation	~~W~~	(2,233,525)	~~W~~	(6,692,536)	~~W~~	(178,856)	~~W~~	(9,104,917)
Accumulated impairment		(3,172,722)		(113,333)		(25,954)		(3,312,009)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The amortization expenses of intangible assets for the years ended December 31, 2009 and 2008, are charged to the following accounts:

(in thousands of Korean won)	2009		2008

Cost of sales	~~W~~	2,774,978	~~W~~	2,841,640
Selling and administrative expenses		621,968		623,565
Development costs		209,152		287,254
Research and development expenses		477		9,448

	~~W~~	3,606,575	~~W~~	3,761,907

The Company recognized research and development cost amounting to ~~W~~1,781,798 thousand (2008: ~~W~~1,407,975 thousand) as an expense in 2009.
12.	Government Grants
Changes in government grants for the years ended December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009		2008

Beginning	~~W~~	31,521	~~W~~	—
Increase		269,115		157,604
Decrease		273,724		126,083

Ending	~~W~~	26,912	~~W~~	31,521

The Company received grants of ~~W~~157,604 thousand from Korea Software Industry Promotion Agency in accordance with the agreement in 2008 for supporting digital contents development. Receipt of grants without the obligation to be repaid was offset against research and development expense amounting to ~~W~~126,083 thousand in 2008, and the unused amount of ~~W~~624 thousand was repaid in 2009. ~~W~~30,897 thousand of the grants were offset against research and development expense as obligation to be repaid was extinguished resulting from completion of commercialization in September 2009. The Company received grants of ~~W~~269,115 thousand from Korea Software Industry Promotion Agency in accordance with the agreement in 2009 for supporting interactive convergence contents development. Receipt of grants without obligation to be repaid was offset against research and development expense amounting to ~~W~~242,203 thousand, which does not include the ~~W~~26,912 thousand of the grants which is to be repaid if the Company is not commercially successful.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
13.	Accrued Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009		2008

Beginning	~~W~~	—	~~W~~	224,774
Payments of severance benefits		—		(350,499)
Provision for the year		—		125,725

Ending	~~W~~	—	~~W~~	—

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2009 amounted to ~~W~~1,027,434 thousand (2008: ~~W~~1,221,072 thousand). As the Company amended the retirement benefit policy for its officers in 2008, the provisions for severance benefits for its directors not covered by the defined contribution plan were no longer provided in 2008 and 2009.
14.	Commitments and Contingencies
Commitments
The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets. Of the gross revenue in 2009, the Company generated 66% (2008: 58%) from GungHo Online Entertainment, Inc., a Japanese licensee, 3% (2008: 4%) from Soft-World International Corporation, a Taiwanese licensee, and 2% (2008: 2%) from Level up! Interactive S.A, a Brazilian licensee.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The Company has exclusive contracts with its licensees to distribute and sell online games and earns 20% to 40% of sales from the online games. Revenue for the years ended December 31, 2009 and 2008, from the licensees are as follows:

(in thousands of Korean won)		Revenue[1]
Country	Licensee	2009		2008

Japan	GungHo Online Entertainment, Inc.	~~W~~	29,035,925	~~W~~	24,384,929
Taiwan and HongKong	Soft-World International Corporation		1,512,681		1,837,514
Brazil	Level up! Interactive S.A		1,096,487		1,005,621
Thailand	AsiaSoft International Co., Ltd.		869,390		698,114
Philippines	Level up! Inc.		741,759		737,440
Others	Shanda/PT. Lyto Datrindo Fortuna and others		3,749,821		4,275,322

		~~W~~	37,006,063	~~W~~	32,938,940

[1]	These amounts include other revenue, such as character royalty which comes with the above contracts for exclusive rights amounting to ~~W~~1,156,937 thousand for 2009 (2008: ~~W~~1,351,965 thousand).
In 2005, the Company along with other companies such as SoftBank Corp. and GungHo Online Entertainment, Inc. established a partnership (Online Game Revolution Fund No.1, Limited liability partnership) for the purposes of investing in and receiving profit from online games. Respect to this arrangement, the Company entered into a contract to invest total of JPY 1,000,000,000, and as of December 31, 2009, the Company has invested total of JPY 910,000,000 and holds 16.39% equity interest(Refer to note 5).
In 2009, the Company entered into an agreement with Naru Entertainment Corp to acquire publishing right of the game in process of being developed by Naru Entertainment Corp. in Korea for ~~W~~1,500,000 thousand. As of December 31, 2009, the game is in development process, and the Company has accounted for the prepayment of ~~W~~400,000 thousand as payment in advance. Per the agreement, the Company retains right to claim refund on the amounts paid if the development game is delayed or failed. Naru Entertainment Corp. purchased insurance from Seoul Guarantee Insurance in response to this term.
Litigation
Two pending litigations as of December 31, 2008 were closed in 2009 upon settlement or through court decision. Related to this, the Company settled a proposed litigation by Softstar Entertainment, Inc., one of the online game licensees overseas, for USD 2,000,000 and recognized the loss of 1,648,615 thousand, which is the difference between the settlement and the existing deferred income balance under current year’s income statement.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
15.	Income Tax Expenses
Income tax expenses for the years ended December 31, 2009 and 2008, consists of the following:

(in thousands of Korean won)	2009		2008

Current income taxes	~~W~~	3,987,122	~~W~~	3,473,320
Changes in deferred tax assets from temporary differences[1]		—		—
Changes in deferred tax assets from tax credits[2]		—		—
Income taxes reflected in the shareholders’ equity[3]		—		—

Income tax expenses	~~W~~	3,987,122	~~W~~	3,473,320

[1]	The Company reflected the effect of changes in deferred income tax assets from temporary differences to income tax expenses. There has been no tax effect to be reflected to deferred income taxes due to low realizability of deferred tax assets during 2009 and 2008.

[2]	The Company reflected the effect of changes in deferred tax assets from tax credits to income tax expenses. There has been no tax effect to be reflected to deferred income taxes due to low realizability of deferred tax assets during 2009 and 2008.

[3]	The Company reflected the effect of deferred tax related to accounts directly added to shareholders’ equity in those accounts. There has been no tax effect to be directly reflected to the shareholders’ equity due to low realizability of deferred tax assets during 2009 and 2008.
Reconciliation between income before income taxes and income tax expense for the years ended December 31, 2009 and 2008, follows:

(in thousands of Korean won)	2009		2008

Income before income taxes(A)	~~W~~	7,069,619	~~W~~	4,394,260

Income taxes based on statutory rates	~~W~~	1,686,648	~~W~~	1,177,622
Reconciliation :
Non-taxable incomes		(102,098)		(27,465)
Non-deductible expenses		63,515		711,406
Tax credits		(398,592)		(1,346,757)
Expiration of unused tax credits		1,624,503		—
Effect of the changes in statutory tax rate		(193,818)		1,585,602
Change in valuation allowance		1,306,316		1,346,038
Others		648		26,874

Income tax expense(B)	~~W~~	3,987,122	~~W~~	3,473,320

Effective tax rates(B/A)		56.40%		79.04%

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Details of temporary differences and changes in deferred tax assets for the years ended December 31, 2009 and 2008, are as follows:

	2009
(in thousands of Korean won)	Beginning		Change		Ending		Current		Non-current

Short-term available-for-sale	~~W~~	—	~~W~~	26,815	~~W~~	26,815	~~W~~	26,815	~~W~~	—
Accrued income		(218,107)		(91,607)		(309,714)		(309,714)		—
Property and equipment		610,992		(424,132)		186,860		—		186,860
Intangible assets		1,466,589		(343,299)		1,123,290		—		1,123,290
Equity method investments		11,923,065		721,735		12,644,800		—		12,644,800
Accrued expenses		466,829		(209,389)		257,440		257,440		—
Available-for-sale securities		2,114,364		4,784,891		6,899,255		—		6,899,255
Gain(loss) on foreign exchange translation		20,128		566,598		586,726		567,495		19,231
Others		315,670		139,926		455,596		—		455,596

	~~W~~	16,699,530	~~W~~	5,171,538	~~W~~	21,871,068	~~W~~	542,036	~~W~~	21,329,032
Loss carryforwards		11,934,399		(11,934,399)		—		—		—

	~~W~~	28,633,929	~~W~~	(6,762,861)	~~W~~	21,871,068	~~W~~	542,036	~~W~~	21,329,032

Deferred income tax assets from temporary differences	~~W~~	6,319,529	~~W~~	(1,436,144)	~~W~~	4,883,385	~~W~~	131,173	~~W~~	4,752,212
Deferred income tax assets from tax credit		22,329,495		2,742,460		25,071,955		6,984,519		18,087,436
Non-recognition of deferred tax assets[4]		(28,649,024)		(1,306,316)		(29,955,340)		(7,115,692)		(22,839,648)

Deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

The tax effect of cumulative temporary difference was calculated based on future tax rate of the fiscal year when temporary differences are expected to reverse. The 24.2% tax rate was used for temporary differences expected to reverse in 2010 and 2011. The 22.0% tax rate was used for temporary differences expected to reverse in 2012 and thereafter. As a result, deferred tax assets were lower by ~~W~~103,361 thousand as compared to the amount using the current tax rate of 24.2%.

[4]	To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. Due to the uncertainty of future taxable income, the Company did not recognize the deferred income tax assets as of December 31, 2009.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

	2008
(in thousands of Korean won)	Beginning		Change		Ending		Current		Non-current

Accrued income	~~W~~	(204,177)	~~W~~	(13,930)	~~W~~	(218,107)	~~W~~	(218,107)	~~W~~	—
Property and equipment		737,048		(126,056)		610,992		—		610,992
Intangible assets		2,197,124		(730,535)		1,466,589		—		1,466,589
Equity method investments		7,584,835		4,338,230		11,923,065		—		11,923,065
Accrued expenses		513,148		(46,319)		466,829		466,829		—
Accrued severance benefits		157,305		(157,305)		—		—		—
Available-for-sale securities		10,075,687		(7,961,323)		2,114,364		—		2,114,364
Gain(loss) on foreign exchange translation		—		20,128		20,128		214,861		(194,733)
Others		223,833		91,837		315,670		—		315,670

	~~W~~	21,284,803	~~W~~	(4,585,273)	~~W~~	16,699,530	~~W~~	463,583	~~W~~	16,235,947
Loss carryforwards		14,295,492		(2,361,093)		11,934,399		—		11,934,399

	~~W~~	35,580,295	~~W~~	(6,946,366)	~~W~~	28,633,929	~~W~~	463,583	~~W~~	28,170,346

Deferred income tax assets from temporary differences	~~W~~	9,784,581	~~W~~	(3,465,052)	~~W~~	6,319,529	~~W~~	112,187	~~W~~	6,207,342
Deferred income tax assets from tax credit		17,518,405		4,811,090		22,329,495		1,642,053		20,687,442
Non-recognition of deferred tax assets[4]		(27,302,986)		(1,346,038)		(28,649,024)		(1,754,240)		(26,894,784)

Deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

[5]	To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and tax loss carryforwards, and other factors. Management periodically considers these factors in reaching its conclusion. As the Company recorded accumulated losses for the recent three years, deferred income tax assets were not recognized as of December 31, 2008.
Tax loss carryfowards and tax credits not recognized as deferred tax assets as of December 31, 2009, are as follows:

(in thousands of Korean won)	Year of expiration	Amount

Tax credits	2010	~~W~~	6,984,519
	2011		4,873,310
	2012		4,018,523
	2013		4,811,090
	2014		4,384,513

Total		~~W~~	25,071,955

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
16.	Monetary Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2009 and 2008, are summarized as follows:

	2009				2008
	Foreign		Korean won		Foreign	Korean won
	currency		(in thousands)		currency	(in thousands)

Assets
Cash and cash equivalents	USD	3,511,976	~~W~~	4,100,584	1,148,215	~~W~~	1,443,881
	JPY	147,369,040		1,861,006	172,037,467		2,398,013
	EUR	124,112		207,798	74,617		132,536

			~~W~~	6,169,388		~~W~~	3,974,430

Trade accounts receivable	USD	930,417	~~W~~	1,086,355	1,223,811	~~W~~	1,538,942
	JPY	149,809,204		1,891,821	175,143,990		2,441,315
	EUR	224,148		375,287	119,902		212,972
	AUD	—		—	99,763		86,793
	BRL	111,971		75,142	159,886		86,263
	IDR	179,553,600		22,229	303,907,168		34,889
	RUB	9,695,508		373,471	2,126,593		91,188
	PHP	14,761,025		373,897	6,159,437		163,410
	THB	18,372,818		643,416	4,479,391		161,751
	TWD	2,696,110		97,842	2,714,456		104,208

			~~W~~	4,939,460		~~W~~	4,921,731

Other accounts receivable	USD	15,548	~~W~~	18,154	9,925	~~W~~	12,481
	AUD	—		—	3,600		3,132

			~~W~~	18,154		~~W~~	15,613

Short-term loans receivable	USD	500,000	~~W~~	583,800	—	~~W~~	—
	EUR	200,000		334,856	—		—

			~~W~~	918,656		~~W~~	—

Long-term loans receivable	USD	—	~~W~~	—	5,000,000	~~W~~	628,750
	EUR	188,650.00		315,853	188,650		335,084

			~~W~~	315,853		~~W~~	963,834

			~~W~~	12,361,511		~~W~~	9,875,608

Liabilities
Accounts payable	USD	654,884	~~W~~	764,642	661,120	~~W~~	831,359
	JPY	33,225,516		419,578	25,896,122		360,963
	SGD	7,996		6,646	54,883		48,052
	PHP	—		—	299,582		7,948
	EUR	—		—	1,500		2,664

			~~W~~	1,190,866		~~W~~	1,250,986

The Company recognized gain on foreign currency translation of ~~W~~82,328 thousand in 2009 (2008: ~~W~~453,241 thousand) and loss on foreign currency translation of ~~W~~660,694 thousand in 2009 (2008: ~~W~~473,369 thousand) from the above foreign currency denominated assets and liabilities.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
17.	Capital Stock
The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.
As of December 31, 2009, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.
There are no movements in common stock for the years ended December 31, 2009 and 2008.
18.	Stock-Based Compensation
The Company may grant options to purchase the Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Company’s founding, management, overseas business and technical innovation. As of December 31, 2009, the details of the Company’s stock options granted to the officers and employees are as follows:

Stocks to be issued by stock options	: Common stock

Grant method	: New issuance of common stock or treasury stock

Number of common shares to be issued upon exercise	: 13,525 shares

Exercise price	: ~~W~~ 45,431 per share

Grant date	: December 24, 2004

Authorization by	: Shareholders
The changes in the stock options in current and prior years were as follows:

(in thousands of Korean won)	2009	2008

Beginning share balance	31,095	69,637
Expiration	(17,570)	(38,542)

Ending share balance	13,525	31,095

During 2009, 13,526 (until 2008: 46,216) out of 271,000 stock options granted to directors and employees on December 24, 2004, expired and the related amount of ~~W~~481,606 thousand (until 2008: ~~W~~1,198,324 thousand) was reclassified to other capital surplus. In 2009, stock options of 4,044 (until 2008: 193,689) were cancelled due to the retirement of the officers and employees. The number of stock options outstanding as of December 31, 2009, is 13,525.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Stock options can be exercised two years after the date of the stock option grant. The exercisable periods are as follows:

Exercisable period	Exercisable stock options
December 24, 2009 — December 23, 2010	13,525 shares
Compensation costs recognized for the year ended December 31, 2009, and future compensation costs to be recognized related to the above stock options are as follows:

(in thousands of Korean won, except exercise price)	Officer		Employee		Total

Excercise price per share	~~W~~	55,431	~~W~~	45,431

Compensation costs recognized until 2008	~~W~~	85,551	~~W~~	2,006,075	~~W~~	2,091,626

Compensation costs recognized in 2009	~~W~~	—	~~W~~	33,510	~~W~~	33,510

Accumulated compensation costs recognized until 2009	~~W~~	85,551	~~W~~	2,039,585	~~W~~	2,125,136
Future compensation costs		—		—		—

Total compensation costs	~~W~~	85,551	~~W~~	2,039,585	~~W~~	2,125,136

The fair value of the options was estimated by using the Black-Scholes option pricing model. Assumptions used to determine compensation costs under the fair value method are as follows:

Expected exercise period (in years)	2.5	3.5	4.5	5.5
Risk-free interest rate	3.43%	3.43%	3.66%	3.66%
Volatility of the underlying stock price	40.3%	53.1%	59.1%	57.7%
Expected dividend rate [1]	0.0%	0.0%	0.0%	0.0%

[1]	0% was assumed due to uncertainty of the dividend plan.
As permitted by the Korean Accounting Standards, the Interpretation No. 39-35, Accounting for Stock Compensation, the Company recalculated the compensation costs with the amended assumption, risk-free rate and volatility of the underlying stock price based on the NASDAQ initial public offering in the United States.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
19.	Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009		2008

Salaries	~~W~~	6,165,967	~~W~~	6,326,568
Commissions		3,749,041		3,538,424
Rent (Note 10)		1,007,731		1,645,141
Employee benefits		1,155,477		1,474,827
Research and development expenses (Notes 11 and 12)		1,781,798		1,407,975
Advertising expenses		1,022,868		871,673
Depreciation (Note 8)		732,966		801,951
Amortization (Note 11)		621,968		623,565
Provision for severance benefits (Note 13)		408,170		553,506
Transportation expenses		588,053		399,332
Taxes and dues		299,445		349,137
Insurance premium		223,839		235,503
Stock-based compensation expense (Note 18)		14,885		—
Bad debt expense		359,150		110,305
Miscellaneous		268,191		310,078

	~~W~~	18,399,549	~~W~~	18,647,985

20.	Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009		2008

Salaries	~~W~~	14,230,502	~~W~~	15,981,198
Provision for severance benefits		1,027,434		1,346,797
Employee benefits		1,733,178		2,206,835
Rent		1,921,892		2,302,749
Depreciation		1,533,173		2,267,624
Amortization		3,606,575		3,761,907
Taxes and dues		592,523		726,718

	~~W~~	24,645,277	~~W~~	28,593,828

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
21.	Comprehensive Income

(in thousands of Korean won)	2009		2008

Net income	~~W~~	3,082,497	~~W~~	920,940
Other comprehensive income and expense
Net accumulated comprehensive income of equity method investees		(332,194)		2,179,189
Net accumulated comprehensive expense of equity method investees		(46,370)		258,444

Comprehensive income	~~W~~	2,703,933	~~W~~	3,358,573

22.	Earnings per Share
The earnings per share represents earnings on one common stock share. The earnings per share caluation is as follows:

	2009		2008
Net income attributable to common stock[1]	~~W~~ 3,082,497 thousand		~~W~~ 920,940 thousand
Weighted average number of common stock outstanding		6,948,900		6,948,900

Basic earnings per share	~~W~~	444	~~W~~	133

[1]	Calculation for net income attributable to common stock

	2009	2008
Net income	~~W~~ 3,082,497 thousand	~~W~~ 920,940 thousand
Adjustment	—	—

Net income attributable to common stock	~~W~~ 3,082,497 thousand	~~W~~ 920,940 thousand

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
23.	Supplemental Non-cash Transactions
Significant transactions not affecting cash flows for the years ended December 31, 2009 and 2008, are as follows:

(in thousands of Korean won)	2009		2008

Write-off of trade accounts receivables	~~W~~	119,349	~~W~~	—
Reclassification of stock options to other capital surplus		481,606		601,817
Reclassification of long-term deferred income to accounts payable		876,231		—
Offset long-term deferred income against trade accounts receivables		129,604		—
Reclassification of guarantee deposits to other accounts receivable, net		—		408,945
Reclassification of advances payments to other intangible assets		86,443		170,524
Reclassification of advances payments to software		—		21,300
Reclassification of advances payments to guarantee deposits		—		585,642
Reclassification of advances payments to development costs		—		276,000
Reclassification of long-term loans receivable to short-term loans receivable		627,412		47,778
Reclassification of long-term prepaid expenses to short-term prepaid expenses		135,740		45,117
Reclassification of long-term deferred income to short-term deferred income		1,642,673		1,570,196
24.	Related Party Transactions
Details of the parent and subsidiaries as of December 31, 2009, are as follows:

Entity
Parent company	Gungho Online Entertainment, Inc.

Ultimate parent Company	SOFTBANK CORP.

Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity CIS Co., Ltd.
Gravity EU SASU
Gravity Middle East & Africa FZ-LLC
Gravity RUS Co., Ltd.
NeoCyon, Inc.
L5 Games Inc.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Significant transactions, which occurred in the ordinary course of business with related companies for the years ended December 31, 2009 and 2008, and the related account balances outstanding as of December 31, 2009 and 2008, are as follows:

	Sales				Purchases
(in thousands of Korean won)	2009		2008		2009		2008

Gungho Online Entertainment, Inc.	~~W~~	29,035,925	~~W~~	19,103,039	~~W~~	671,134	~~W~~	410,902
Gravity Interactive, Inc.		1,201,390		761,878		—		—
Gravity Entertainment Corp.		—		29,751		—		—
Gravity CIS Co., Ltd.		409,549		563,667		—		—
Gravity EU SASU		286,828		191,333		—		—
Gravity Middle East & Africa FZ-LLC		—		20,012		—		—
Gravity RUS Co., Ltd.		—		—		—		—
NeoCyon, Inc.		1,709,722		1,450,784		914,000		1,352,885

Total	~~W~~	32,643,414	~~W~~	22,120,464	~~W~~	1,585,134	~~W~~	1,763,787

	Receivables				Payables
(in thousands of Korean won)	2009		2008		2009		2008

Gungho Online Entertainment, Inc.	~~W~~	2,234,275	~~W~~	3,083,310	~~W~~	6,316,258	~~W~~	5,424,670
Gravity Interactive, Inc.		246,953		108,914		96,862		170,942
Gravity Entertainment Corp.		26,597		29,358		618,828		666,475
Gravity CIS Co., Ltd.		1,159,861		904,887		47,237		105,642
Gravity EU SASU		1,045,994		519,448		9,478		32,226
Gravity Middle East & Africa FZ-LLC		—		—		1,820,301		—
Gravity RUS Co., Ltd.		—		—		—		—
NeoCyon, Inc.		1,295,605		847,760		108,881		211,957

Total	~~W~~	6,009,285	~~W~~	5,493,677	~~W~~	9,017,845	~~W~~	6,611,912

The Company provided bad debt allowances for receivables of ~~W~~430,277 thousand as of December 31, 2009 (2008: ~~W~~55,852 thousand) and recognized bad debts expense of ~~W~~374,425 thousand (2008: ~~W~~38,896 thousand).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Loans granted by the Company to the related parties for the year ended December 31, 2009, are as follows:

(in thousands of Korean won)	Beginning		Increase		Decrease		Ending
Gravity CIS Co., Ltd.	~~W~~	628,750	~~W~~	—	~~W~~	44,950	~~W~~	583,800
Gravity EU SASU		335,084		360,857		45,232		650,709

Total	~~W~~	963,834	~~W~~	360,857	~~W~~	90,182	~~W~~	1,234,509

The allowance for bad debt on the related party loans above was ~~W~~650,709 thousand as of December 31, 2009 (2008: ~~W~~0.)
The Company has exclusive contracts with GungHo Online Entertainment, its parent company, to distribute and sell online games in Japan (refer to note 14.).